 Filed pursuant to Rule 253(g)(2)

File No. 024-10938

GOLFSUITES 1, INC.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated May 20, 2019 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available here: https://www.sec.gov/Archives/edgar/data/1765347/000114420419027542/tv522204_253g2.htm

Additional information about the Company is available in its 2019 Semi-Annual Report filed on Form 1-SA, available here: https://www.sec.gov/Archives/edgar/data/1765347/000114420419046426/tv530292_1sa.htm; and in its 2018 Special Financial Report filed on Form 1-K, available here: https://www.sec.gov/Archives/edgar/data/1765347/000114420419044920/tv529564_partii.htm, and each is hereby incorporated by reference herein.

SUPPLEMENT TO OFFERING CIRCULAR DATED MAY 20, 2019

THIS SUPPLEMENT IS DATED NOVEMBER 11, 2019

We have determined that the price for each share of our Class A Preferred Stock will be $5.10. The information in the Offering Circular, including “Dilution,” and “Use of Proceeds to Issuer,” is qualified by reference to the new price.